June 12, 2007

Via EDGAR (Correspondence) and Courier

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Central Hispano, S.A. (the “Bank” and, together with its consolidated subsidiaries, the “Group”)
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 001-12518

Dear Mr. Cline:

By letter dated May 31, 2007, you provided comments, in addition to those provided by letter dated September 26, 2006, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (“Form 20-F”). In response to your comments and on behalf of the Bank, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Consolidated Financial Statements
58.3 Net Income and Stockholder’s Equity reconciliations between IFRS and US GAAP, page F-122

1. We note that the Bank of Spain requires specific application of minimum allowance percentages for non-performing past due assets which do not appear to consider transaction or client specific factors. Please tell us how you considered the application of these minimum allowances percentages in your IFRS to U.S. GAAP reconciliations.

Response

As disclosed in Note 2.g) to our financial statements included in our 2005 Form 20-F, the Group performs, for our instruments giving rise to credit risk, an analysis on a client by client basis, in order to determine the allowance for loan losses arising from any specific credit risk relating to such instruments that is identified pursuant to such analyses.  This analysis considers the following: (i) the present value of expected future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place.

Allowances for loan losses calculated as a result of the foregoing procedures for non-performing loans must not result in a lower amount than that resulting from application of the minimum allowances percentages detailed in Note 2.g) to our 2006 statutory financial statements, available in our Form 6-K filed with the SEC (http://www.sec.gov/Archives/edgar/data/891478/000136231007000535/c70399e6vk.htm#101) and which will be included in our 2006 Form 20-F.

These minimum percentages, as established by the Bank of Spain, are a function of the length of time during which each specific operation and/or client remains past-due. Given each country’s legal background, and supported by our experience in terms of final historical default data, we consider past-due period length of any loan as a benchmark indicator of the appropriate level of allowances for loan losses. As a result, even if the Bank of Spain did not require these minimum percentages for allowances for loan losses, we would nonetheless apply similar percentages in our calculations of loan loss reserves because they are consistent with our historical experience.

Therefore, no material differences arise in the application of the methodology established by us under IFRS in the determination of specifically determined allowances and the U.S. GAAP requirements.

2. Please tell us if you expect to record any differences in the allowance for loan losses under IFRS as a result of changing from the statistical provisioning model presently required by the Bank of Spain to the use of your internal risk models subsequent to approval by the Bank of Spain.

Response

We are not aware of when the Bank of Spain will validate our internal risk models.

Given the dynamic nature of our loan portfolios and the potential for change in economic factors, as well as the fact that we may in the future acquire new businesses, we may need to fine tune certain key assumptions in those internal risk models after validation by the Bank of Spain. Hence we expect that the potential decrease in our IFRS allowances for inherent loan losses collectively determined due to the use of our internal models, subsequent to the testing and validation by the Bank of Spain, would not exceed, and may possibly eliminate, the existing difference in the calculation of allowances for loan losses under IFRS and U.S. GAAP.

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Antonio Álvarez at +34-91-289-32-80.

Very truly yours,

/s/ José Antonio Álvarez
José Antonio Álvarez
Chief Financial Officer

Cc:
Mr. Nicholas Adams Kronfeld, Davis Polk & Wardwell
Mr. Germán de la Fuente, Deloitte, S.L.
Mr. Manuel Arranz, Deloitte, S.L.
Mr. Javier Arizmendi, Banco Santander Central Hispano, S.A.